April 30, 2012

John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    Cardinal Ethanol, LLC
Form 10-K for the Year Ended September 30, 2011
Filed December 13, 2011
File No. 0-53036
Form 10-Q for the Quarter Ended December 31, 2011
Filed February 9, 2012
File No. 0-53036

Dear Mr. Hartz,

We are in receipt of your letter dated April 10, 2012 providing comments on our Form 10-K for the year ended September 30, 2011 and our Form 10-Q for the quarter ended December 31, 2011. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.

Form 10-K for the Year Ended September 30, 2011

Item 8 - Financial Statements and Supplementary Data, page 37

Note 6 - Derivative Instruments, page 48

Interest Rate Contract, page 49

1.    We have reviewed your response to prior comment one from our letter dated March 7, 2012. As we previously requested, please tell us how you account for your swap, including whether you utilize the "Short-Cut" method in accounting for your swap agreement. If so, demonstrate to us how you have complied with the conditions to use such method, or alternatively the method you utilize. Please address ASC 815-20-25-104 through 815-20-25-106.

RESPONSE: When analyzing and evaluating the hedging relationship related to the interest rate swap and the underlying debt at September 30, 2011, we did not use the short-cut method. We used the method known as the Hypothetical-Derivative Method outlined in ASC 815-30-35-25 through ASC 815-30-35-30, to measure ineffectiveness. Under this method, we compared the change in fair value of the actual interest rate swap to the change in fair value of a perfectly effective interest rate swap, which would have terms that identically match the critical terms of the debt. Our analysis determined that the cumulative change in fair value of the actual swap did not exceed the cumulative change in fair value of the hypothetical swap, thus no measurable ineffectiveness. We also noted that none of the critical terms between the two instruments changed during the fiscal year, which would help support our analysis (a high-level second look) under the Hypothetical-Derivative Method. We have been using this method since October 1, 2009. On that date, we were required to analyze and revaluate any outstanding short-cut method hedging relationships due to guidance that the FASB issued. That guidance was Statement 133 Implementation Issue No. E23, “Issues Involving the Application of the Shortcut Method Under Paragraph 68.” Our analysis indicated our hedging relationship still appeared to qualify for the short-cut method. However, that guidance does allow an entity to redesignate any existing relationship and apply the long-haul method as long as the hedging relationship satisfies the appropriate Statement 133 hedging requirements at that time. This is what we elected to do and now we evaluate the hedging relationship using the Hypothetical-Derivative Method (Long-haul Method).

In connection with the Company's response to the comments contained in the Commission's letter dated April 10, 2012, the Company's management hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William Dartt

William Dartt
Chief Financial Officer